UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549 SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

China Biologic Products, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

16938C106
(CUSIP Number)

Christopher H. Cunningham
K&L Gates LLP
925 4th Avenue, Suite 2900
Seattle, WA 98104
(206) 623-7580
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

July 2, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16938C106	13D

1	NAMES OF REPORTING PERSONS: Essence International Investment Limited I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 687,500
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 687,500
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 687,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.8% (1)
14	TYPE OF REPORTING PERSON IV

(1)  Based on 24,339,093 shares of common stock of the Issuer outstanding immediately after the reported event, as disclosed in the Issuer’s Prospectus filed pursuant to Rule 424(b)(7) on June 27, 2014 with the Securities and Exchange Commission.

Explanatory Note

This Amendment No. 1 to Schedule 13D ("Amendment No. 1") amends the Statement on Schedule 13D filed by Essence International Investment Limited (the “Reporting Person”) on November 24, 2010, relating to the Common Stock, par value $0.0001 per share (the "Common Stock") of China Biologic Products, Inc., a Delaware corporation (the "Issuer"). This amendment is filed by the Reporting Person in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, and refers only to information that has materially changed since the filing of the Schedule 13D. The items identified below, or the particular paragraphs of such items which are identified below, are amended as set forth below.

Item 5.                      Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and supplemented with the following information:

On July 2, 2014, the Issuer completed an offering (the “Offering”) of 1,782,500 shares of its common stock at a price of $38.00 per share, less the underwriting discounts, pursuant to the Underwriting Agreement, dated as of June 27, 2014, by and between the Issuer, the Reporting Person and Morgan Stanley & Co. International plc. In the Offering, the Issuer sold 920,000 shares (including 120,000 shares sold pursuant to the exercise by the underwriters of their option to purchase additional shares from the Company) and the Reporting Person sold 862,500 shares (including 112,500 shares sold pursuant to the exercise by the underwriters of their option to purchase additional shares from the Reporting Person). The Offering was made pursuant to three shelf registration statements of the Issuer that were already effective with the Securities and Exchange Commission.

Prior to the Offering, the Reporting Person held 1,550,000 shares of common stock of the Issuer. After the Offering, the Reporting Person held, and currently holds, 687,500 shares of common stock of the Issuer, representing 2.8% of the Issuer’s shares (based on 24,339,093 shares of common stock of the Issuer outstanding immediately after the Offering, as disclosed in the Issuer’s Prospectus filed pursuant to Rule 424(b)(7) on June 27, 2014 with the Securities and Exchange Commission).

This is also the Reporting Person’s final 13D amendment for the Issuer and a voluntary exit filing.

Item 6.                              Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by adding the following sentence at the end of the existing description set forth in Item 6:

Reference is also made to the Underwriting Agreement described in item 5 above.

Item 7.                    Material to be filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following exhibit:

Exhibit 2	Underwriting Agreement, dated as of June 27, 2014, by and between China Biologic Products, Inc., Essence International Investment Limited and Morgan Stanley & Co. International plc. (incorporated by reference to Exhibit 1.1 of the Form 8-K of the Issuer, filed June 27, 2014).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 17, 2014

ESSENCE INTERNATIONAL INVESTMENT LIMITED

By:	/s/ Lixin Tian

Name:	Lixin TIAN
Title:	Sole Director